Exhibit 99.1

The investment plan will grow between 35% and 55%

Ecopetrol will invest between USD 3.5 to USD 4 billion in 2018

•	Ecopetrol Business Group’s production will grow in 2018, it is estimated to produce between 715,000 and 725,000 barrels of petroleum-equivalent per day.
•	85% of the investment will be concentrated in exploration and production.
•	96% will be allocated to projects in Colombia, with a focus on increasing reserves and production on the onshore.
•	The Company will achieve a milestone in refinery products, with its two refineries processing between 350,000 and 375,000 barrels of petroleum-equivalent per day.
•	Once the stabilization stage has been completed, the new Cartagena refinery will provide a positive EBITDA of at least COP 500 billion by 2018.
•	The volumes transported will be in line with the expectation of crude production in the country and the higher demand for refinery products.
•	Ecopetrol Business Group's net income will be benefit from a decrease in the effective tax rate between 7% and 11%, as a result of the elimination of the wealth tax, the lower nominal rate of income tax resulting from the tax reform and the best results of the subsidiaries.
•	The investment plan is self-financing. The resources will come from the internal cash generation, which demonstrates the efficiency achieved and the robustness of the investment portfolio.
•	The strong cash position and the decrease in the level of debt confirm the financial flexibility for inorganic growth through acquisitions.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it expects to invest USD 3.5 to USD 4 billion in 2018, up 35% to 55% over the projected investment at year-end 2017.

After two years of a successful transformation plan focused on cost reduction and capital discipline, the 2018 plan approved by the Board of Directors is aimed at increasing reserves and hydrocarbon production, capturing earnings through an improved international environment for the sector, and advancing along the path of efficiency.

Given the above, Ecopetrol is continuing to reduce its break-even price. In 2018 the Company expects that it will have a positive net income at Brent prices up to USD 35 per barrel.

The plan provides that 85% of funds will be allocated to strategic investments in the exploration and production segments, with over USD 1 billion more invested in those segments than in 2017.

Highlights include drilling over 620 development wells and at least 12 exploratory wells, using 28 rigs and acquiring over 41,000 kilometers of seismic. This projected 2018 activity represents an increase of some 140 wells and the use of 16 additional rigs compared to 2017.

The 96% of the investment will be executed in Colombia, with the remainder allocated to the Ecopetrol Group’s projects in the United States (Gulf of Mexico), Mexico, Brazil and Peru.

The investments will allow the Ecopetrol Group to resume its path of production growth, leveraged on some 20 pilot projects to implement improved recovery technologies. 2018 production is projected at 715,000 to 725,000 barrels of petroleum-equivalent per day.

Investments in the transportation and refining segments, equivalent to 14% of the plan, will be oriented toward ensuring the reliability, integrity, performance standards and operating efficiency of the entire oil pipeline and polyduct network and the Barrancabermeja and Cartagena refineries.

Next year Ecopetrol expects to see the materialization of synergies and benefit from having two complementary refineries, one located in the middle of the country and the other on the Caribbean Coast, with capacity to achieve efficiencies in purchasing and crude mixtures, fuel production and exports.

In 2018, Ecopetrol anticipates stable and safe operations at the new Cartagena refinery, which will be capable of self-sustained financing, funding its own investments and generating profits, with an estimated EBITDA of at least COP 500 billion.

The investment plan will be financed with internal cash generation, and currently does not anticipate having to access financing sources, which demonstrates the efficiency achieved by the Company and resilience in a low-price environment.

Ecopetrol's solid cash position of USD 4,300 million and a Gross Debt / Ebitda level of 2.1 times at the end of the third quarter of 2017 confirm the financial flexibility for inorganic growth focused on the increase in reserves.

The plan includes the benefits of the 2016 Colombian tax reform, the effective tax rate will decrease between 7 to 11% as a result of the elimination of the wealth tax and a lower income tax rate from 40% to 37% and operating results of the subsidiaries.

The Ecopetrol Group’s 2018 priorities will continue to be operational excellence, its commitment to ethics and transparency, industrial safety as a pillar of its operations, the care of its employees, the protection of the environment and growth with communities in a framework of shared prosperity and safe operations.

Bogotá D.C., November 22, 2017

--------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co